Yanglin Soybean, Inc.

June 29, 2009

VIA EDGAR AND FACSIMILE 703-813-6982

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Mr. H. Roger Schwall and Ms. Tracey L. McNeil

Re:	Yanglin Soybean, Inc.
Registration Statement on Form S-1
File No. 333-150822

Dear Mr. Schwall and Ms. McNeil:

In response to the SEC’s comments via telephone, Yanglin Soybean, Inc. (the “Company”) shall revise the disclosure in the “Our Competitive Advantages” sections of the above referenced Registration Statement in accordance with the revisions on Exhibit 1 attached hereto.

Very truly yours, Yanglin Soybean, Inc.

By:	/s/ Shulin Liu
Shulin Liu, President and Chief Executive Officer

EXHIBIT 1 Page 7 of 191

Yanglin Soybean, Inc.
100%
Faith Winner Investments Limited ("Faith Winner (BVI)")
100%
Faith Winner (Jixian) Agriculture Development Company ("WFOE")
Contractual Relationship
Heilongjiang Yanglin Soybean Group Co., Ltd ("Yanglin")

On January 18, 2008, we amended our Articles of Incorporation to change the name of our company from Victory Divide Mining Company to Yanglin Soybean, Inc.

Because we conduct our business operations through Yanglin, in the following sections, unless otherwise noted, "we", "Company" and "Yanglin" are used interchangeably.

Our Business

Our products are sold under the "Yanglin" brand name. We, through Yanglin, buy all our supplies of soybeans from Heilongjiang Province, the major soybean grown area in China and where we are located.

In fiscal 2006, we, through Yanglin, processed approximately 310,000 tons of soybeans and generated total revenue of approximately $88.1 million, producing a net income of $6.9 million. In fiscal 2007, we processed approximately 385,000 tons of soybeans and generated total revenue of approximately $155.2 million, producing a net income of $10.3 million. In fiscal year 2008, we processed approximately 420,000 tons of soybeans and generated total revenues amounting to approximately $250.7 million with net income amounting to $14.4 million.

We, through Yanglin, sell Yanglin products to various geographic regions of the PRC, both directly to manufacturers and through distributors. We sell Yanglin soy meal output primarily to manufacturers of animal feed. Yanglin soybean oil is distributed through wholesalers and distributors. Because the domestic demand exceeds supply, we sell all Yanglin products to its customers in the PRC although we understand that some of Yanglin's products are exported internationally by certain of its customers.

~~**Our Competitive Advantages**~~

~~We believe we have several competitive advantages:~~

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- Our products have favorable brand-name recognition due to the superior quality of our products and our proven track record in the industry;

- We, through Yanglin, are strategically located to access cheaper and more stable soybean supply. Jixian County, where the company is headquartered, is located in the heart of the Three Rivers Plains, a major soybean production area, and Yanglin has established long-term healthy relationship with the local farmers and suppliers;

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- ~~We, through Yanglin, have extensive sales networks covering the most areas of China and have negotiated better arrangements with the distributors to save cost and to promote higher efficiency.~~
- ~~Our business is better managed and our operations are more efficient compared to many larger state-owned soybean processors. Our costs are lower, margins are higher and we are in better financial conditions;~~
- ~~We believe that Yanglin does not face direct competition from international conglomerates such as Archer Daniels Midlands and Cargill, as they produce predominantly genetically modified soybean products, whereas Yanglin produce non-genetically modified soybean products which appeal to more health-conscious customers;~~
- ~~Our employees, both management and workers, have great skills and experience in the soybean industry. Many of them worked in the industry for more than 20 years.~~

Our Strategy

- Increase Our Sources of Supply
- Expand Capacity by Building New Plants or through Acquisitions
- Expansion of Our Sales Network
- Expansion of Our Product Line

Risk Factors

An investment in our common stock involves a high degree of risk. The following risks, as well as the other risks discussed in "Risk Factors," should be carefully considered before participating in this offering:

- Our raw material supply is vulnerable to natural disasters, which could severely disrupt the normal operation of our business and therefore adversely affect our business.
- Soybean prices fluctuate greatly. This may adversely affect our operations.
- Our efforts to expand into soybean deep-processing segment and to manufacture high-end and more profitable products may not be successful.
- Our full capacity may be reached soon. Our growth may be impacted if we could not expand our capacity in the near future.
- We do not have long-term soybean supply contracts, which could have a material adverse effect on us.
- The soybean price is largely beyond our control in addition to natural disaster or supply competition.
- Some of our land may be reclaimed by the government and this may materially impact our operations.

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Government Support for the Soybean Industry

In addition, there has been strong government support for the development of our industry. In recent years, the PRC government has sought to differentiate soybean exports from the PRC from those from other international exporters of soybeans such as the United States and Argentina. Specifically, the PRC government has take measures to promote industries and enterprises, such as our business operations, that produce non-genetically modified soybean food products. In 2003, the PRC Ministry of Agriculture announced a plan to develop the PRC's northeastern region (including the Heilongjiang province where we are located) into the world's largest non-genetically modified soybean production centre for export within five years.

In addition, the Heilongjiang provincial government has introduced a number of measures to develop its organic farming industry such as improving its local agriculture infrastructure and promoting the development of large industrial groups that produce green and organic food products.

Over the past five years, Heilongjiang's green food industry has grown significantly and has become an important growth sector in Heilongjiang's burgeoning economy. Further, we believe that the proportion of "deep-processed" soybean food products produced by the PRC will increase and is expected to grow significantly, particularly with the completion of the PRC's largest non-genetically modified soybean deep-processing base by 2010.

We believe that these various government initiatives at national and local level will have a positive impact on the further development of our business operations.

Our Competitive Advantages

We believe that we have several competitive advantages:

- Our products have favorable brand-name recognition due to the superior quality and our proven track record in the industry;
- We are strategically located to access cheaper and more stable soybean supply. Jixian County, where the company is headquartered, is in heart of the Three Rivers Plains, a major soybean production area, and Yanglin has established long-term relationship with the local farmers and suppliers;
- We have an extensive sales network covering most areas of China and have negotiated better arrangements with distributors to save costs and to promote higher efficiency;
- Our business is better managed and our operations are more efficient compared to many larger state-owned soybean processors. Our costs are lower, margins are higher and we are in better financial conditions;
- We believe that we do not face direct competition from international conglomerates such as Archer Daniels-Midlands and Cargill as they produce predominantly genetically modified soybean products whereas Yanglin produce non-genetically modified soybean products which appeal to more health-conscious customers;
- Both our management and workers have great skills and experience in the soybean industry. Many of them worked in the industry for more than 20 years.

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Delivery of Products

Approximately 70% of our products are transported to our customers by railways, thanks to our easy access to the PRC railroad network ~~(see "*Our Competitive Advantages*")~~. The costs of transportation are borne by our customers and are pre-paid in advance ahead of delivery of the products. The remainder of our products is collected from our facilities by our customers.

Pricing and Terms

Prices of our products are determined based on the daily spot market price, which is determined by the average of ex-works prices of local producers and the quotation on commodities exchanges. We distinguish between long-term customers and short-term customers and provide rebate policies accordingly. Our short-term customers (typically customers we have been dealing with for less than a year) are required to pay us the full retail price in cash in advance of delivery of their ordered products. For our long-term customers, we may offer credit terms as well as certain preferential terms to them depending on the size of their orders. Since we are paid with cash in advance most of the time, there are almost no accounts receivables.

The current prices for our products, as of March 31, 2009 are: (excluding VAT)

Products	**Price (USD/metric ton)**	
Soybean oil (Grade IV)	$	840
Salad oil	$	892
Soybean meal	$	381

Based on March 31, 2009 exchange rate of 1US$ = 6.8456 RMB.

For the past three years, the price of soybean meal has been in the range of $232 per metric ton to $601 per metric ton (converted at the above mentioned foreign exchange rate 1US$ = 6.8456 RMB; the same rate is used hereinafter). By comparison, the price range of soybean oil has been in the range of $634 per metric ton to $2250 per metric ton, while the price range of salad oil was from $705 per metric ton to $2327 per metric ton. The prices of our products are determined by taking into account the costs of labor as well as the seasonality of demand in the soybean market. Traditionally, the prices of our raw materials are lowest during the soybean harvest period between October and December. Our prices then peak from January to February because of the New Year and Spring Festival.

Intellectual Property

Yanglin has registered the following trademarks in the PRC, which are currently used for all of our products:

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